Form 40-F
period 2019-12-31
Profound Medical Corp.
filed 2020-03-03
CIK 1628808

United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File Number 001-39032

Profound Medical Corp.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

3841

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5 (647) 476-1350

(Address and telephone number of Registrant’s principal executive offices)

Corporation Services Company

1180 Avenue of the Americas,

Suite 210, New York, NY 10036

(212) 299-5600

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	PROF	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	11,852,749

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒             No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes   ☒             No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

•	Annual Information Form of Profound Medical Corp. (the “Company”) for its fiscal year ended December 31, 2019 (the “AIF”);

•	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2019 (the “MD&A”); and

•	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2019 (the “Annual Financial Statements”).

In addition, the certifications and consents required by Form 40-F are filed as Exhibits 99.4 through 99.6 hereto.

Disclosure Controls and Procedures

The information under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” in the MD&A is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” in the MD&A is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2019.

Changes in Internal Control Over Financial Reporting

The information under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” in the MD&A is incorporated by reference herein.

Identification of Audit Committee

The information under the heading “Item 17. Audit Committee Information” in the AIF is incorporated by reference herein.

Audit Committee Financial Expert

The Company’s board of directors has determined that each of Kenneth Galbraith, Brian Ellacott and Steve Forte, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of the The Nasdaq Stock Market LLC (“Nasdaq”)).

Code of Ethics

The Company has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled “Code of Business Conduct” (the “Code of Ethics”), that applies to all of its directors, officers and employees. A copy of the Code of Ethics is available on our website at www.profoundmedical.com. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, will be posted promptly on our website. In addition, we will provide to any person without charge, upon request, a copy of such Code of Ethics by contacting: Aaron Davidson, Corporate Secretary, Profound Medical Corp., 2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5, Telephone: (647) 476-1350.

Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto, does not form part of this Annual Report on Form 40-F, and any reference to the Company’s website herein is as an inactive textual reference only.

Principal Accountant Fees and Services

The information under the heading “Item 17. Audit Committee Information—External Auditor Service Fees (By Category)” in the AIF is incorporated by reference herein. None of the audit-related fees, tax fees and other fees listed under such heading were approved by the audit committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2019 or 2018.

Off-Balance Sheet Arrangements

The information under the heading “Off-Balance Sheet Arrangements” in the MD&A is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The table entitled “Liquidity and Capital Resources—Contractual Obligations” in the MD&A is incorporated by reference herein.

Notices Pursuant to Regulation BTR

None.

Comparison with Nasdaq Governance Rules

As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. We intend to adopt and approve material changes to equity incentive plans in accordance with Toronto Stock Exchange (“TSX”) listing rules, which do not impose a requirement of shareholder approval for such actions. In addition, we intend to follow the TSX listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company) and the minimum quorum requirement for a shareholders meeting. Under Nasdaq listing rules, the required minimum quorum for a shareholders meeting is 33 1/3% of the outstanding common shares, and our minimum quorum requirement is only 10% of the total number of voting rights attaching to all outstanding Common Shares.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission (“Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with this Annual Report on Form 40-F, the Company is filing a Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name or address of the Company’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant filing of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Profound Medical Corp.

By:	/s/ Aaron Davidson
Aaron Davidson
Chief Financial Officer

Dated: March 3, 2020

EXHIBITS
99.1	Annual Information Form, dated March 3, 2020, of the Company for its fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2019

99.3	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2019

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document