Form 40-F
period 2020-12-31
Profound Medical Corp.
filed 2021-03-02
CIK 1628808

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Profound Medical (U.S.) Inc.
28430 Altessa Way, Unit 104, Bonita Springs FL 34135
(647)-476-1350

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Trading Symbol(s) PROF	Name of each exchange on which registered The Nasdaq Stock Market LLC

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

Common Shares as of December 31, 2020:	20,208,948

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

•	Annual Information Form of Profound Medical Corp. (the “Company”) for its fiscal year ended December 31, 2020 (the “AIF”);

•	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2020 (the “MD&A”); and

•	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2020 (the “Annual Financial Statements”).

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

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2020.

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

Principal Accountant Fees and Services

The information under the heading “Item 17. Audit Committee Information—External Auditor Service Fees (By Category)” in the AIF is incorporated by reference herein. None of the audit-related fees, tax fees and other fees listed under such heading were approved by the audit committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2020 or 2019.

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

CONSENT TO SERVICE OF PROCESS

Concurrently with this Annual Report on Form 40-F, the Company is filing an amended Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any future change to the name or address of the Company’s agent for service of process will be communicated promptly to the Commission by an future amendment to the Form F-X referencing the file number of the relevant filing of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

PROFOUND MEDICAL CORP.

By:	/s/ Aaron Davidson
Aaron Davidson Chief Financial Officer

Dated: March 2, 2021

EXHIBITS

99.1	Annual Information Form, dated March 2, 2021, of the Company for its fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2020

99.3	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2020

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm

101.	INS XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

5