Form 40-F
period 2021-12-31
Profound Medical Corp.
filed 2022-03-03
CIK 1628808

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Profound Medical (U.S.) Inc.

9160 Forum Corporate Parkway, Suite 359, Fort Myers FL 33905

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

Common Shares as of December 31, 2021:	20,776,217

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

●	Annual Information Form of Profound Medical Corp. (the “Company”) for its fiscal year ended December 31, 2021 (the “AIF”);
●	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2021 (the “MD&A”); and
●	Consolidated Financial Statements of the Company as at December 31, 2021 and 2020 and for the two years in the period ended December 31, 2021 and the related notes and the Report of Independent Registered Public Accounting Firm (PCAOB ID# 271) (the “Annual Financial Statements”).

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

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2021.

Changes in Internal Control Over Financial Reporting

The information under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” in the MD&A is incorporated by reference herein.

Identification of Audit Committee

The information under the heading “Item 17. Audit Committee Information” in the AIF is incorporated by reference herein.

Audit Committee Financial Expert

The Company’s board of directors has determined that each of Kenneth Galbraith, Cynthia Lavoie and Murielle Lortie, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of  The Nasdaq Stock Market LLC (“Nasdaq”)).

Code of Ethics

The Company has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled “Code of Business Conduct” (the “Code of Ethics”), that applies to all of its directors, officers and employees. A copy of the Code of Ethics is available on our website at www.profoundmedical.com. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, will be posted promptly on our website. In addition, we will provide to any person without charge, upon request, a copy of such Code of Ethics by contacting: Rashed Dewan, Chief Financial Officer, VP Finance, Manufacturing and HR Operations,  Profound Medical Corp., 2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5, Telephone: (647) 476-1350.

Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto, does not form part of this Annual Report on Form 40-F, and any reference to the Company’s website herein is as an inactive textual reference only.

Principal Accountant Fees and Services

The information under the heading “Item 17. Audit Committee Information—External Auditor Service Fees (By Category)” in the AIF is incorporated by reference herein. None of the audit-related fees, tax fees and other fees listed under such heading were approved by the audit committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2021 or 2020.

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

CONSENT TO SERVICE OF PROCESS

Concurrently with this Annual Report on Form 40-F, the Company is filing an amended Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any future change to the name or address of the Company’s agent for service of process will be communicated promptly to the Commission by a future amendment to the Form F-X referencing the file number of the relevant filing of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

PROFOUND MEDICAL CORP.

By:	/s/ Rashed Dewan
Rashed Dewan Chief Financial Officer

Dated: March 3, 2022

EXHIBITS

99.1	Annual Information Form, dated March 3, 2022, of the Company for its fiscal year ended December 31, 2021

99.2	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2021

99.3

Consolidated Financial Statements of the Company as at December 31, 2021 and 2020 and for the two years in the period ended December 31, 2021 and the related notes and the Report of Independent Registered Public Accounting Firm (PCAOB ID# 271)

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

5