Form 40-F
period 2023-12-31
Profound Medical Corp.
filed 2024-03-07
CIK 1628808

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Common Shares as of December 31, 2023:	21,370,565

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

●	Annual Information Form of Profound Medical Corp. (the “Company”) for its fiscal year ended December 31, 2023 (the “AIF”);
●	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2023 (the “MD&A”); and
●	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2023 (the “Annual Financial Statements”).

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

Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2023.

Changes in Internal Control Over Financial Reporting

The information under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” in the MD&A is incorporated by reference herein.

Identification of Audit Committee

The information under the heading “Item 17. Audit Committee Information” in the AIF is incorporated by reference herein.

Audit Committee Financial Expert

The Company’s board of directors has determined that each of Cynthia Lavoie, Murielle Lortie and Arthur Rosenthal, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”)).

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

Principal Accountant Fees and Services

The information under the heading “Item 17. Audit Committee Information—External Auditor Service Fees (By Category)” in the AIF and Schedule “A” Profound Medical Corporation Audit Committee Charter is incorporated by reference herein. None of the audit-related fees, tax fees and other fees listed under such heading were approved by the audit committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2023 or 2022.

Notices Pursuant to Regulation BTR

None.

Mine Safety Disclosure

Not Applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Recovery of Erroneously Awarded Compensation

Not Applicable.

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

PROFOUND MEDICAL CORP.

By:	/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer

Dated:	March 7, 2024

EXHIBITS

97.0	Profound Medical Corp.’s Clawback Policy

99.1	Annual Information Form, dated March 7, 2024, of the Company for its fiscal year ended December 31, 2023

99.2	Management’s Discussion and Analysis of the Company for its fiscal year ended December 31, 2023

99.3	Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2023

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm (PCAOB ID: 271)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

5